Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
Fact Sheet (J275)
July 17, 2012

Credit Suisse –

Trade Details & Characteristics

Issuer: Credit Suisse AG ("Credit Suisse") Nassau Branch

Pricing Date: Expected to be July 20, 2012.

Settlement Date: Expected to be July 27, 2012.

Basket: A weighted basket consisting of three buffered return enhanced components (each a "Basket Component"). Each Basket Component includes an international index (each a "Component Underlying" and the spot exchange rate of the related currency (each a "Component Currency") against the U.S. dollar, as set forth below.

Component Underlying	Component Currency	Component Weighting	Maximum Return**
Dow Jones EURO STOXX 50® Index	euro (EURUSD)	55.0%	20.50%
FTSE™ 100 Index	pound (GBPUSD)	22.0%	20.50%
TOPIX® Index	yen (JPYUSD)	23.0%	20.50%

** The actual Maximum Return for each Basket Component will be set on the Pricing Date and will not be less than the applicable percentage set forth in the table above. The maximum payment at maturity, based on the percentages set forth above, is $1,205.00 per $1,000 principal amount of notes.

Currency of the Issue: United States dollars

Upside Leverage Factor: 2

Downside Leverage Factor: 1.1111

Buffer Amount: 10%

Payment at Maturity: At maturity, your payment per $1,000 principal amount of notes will be calculated as follows: $1,000 + ($1,000 x Basket Return)

Basket Return: The sum of the products of (a) the Component Return of each Basket Component and (b) the Component Weighting of such Basket Component.

Component Return: For each Basket Component, the Component Return for such Basket Component will be calculated as follows:

Average Composite Return - 1	Component Return
Is greater than or equal to zero	(Average Composite Return - 1) x Upside Leverage Factor, subject to the Maximum Return
Is greater than or equal to -10% but less than zero	zero
Is less than -10%	((Average Composite Return - 1) + Buffer Amount) x Downside Leverage Factor

Average Composite Return: For each Basket Component, the arithmetic average of the Composite Returns on each of the Valuation Dates for such Basket Component.

Composite Return: The Composite Return for any Basket Component on each Valuation Date will be the product of (a) the Underlying Return for such Basket Component on such Valuation Date and (b) the Currency Return for such Basket Component on such Valuation Date.

Underlying Return: For each Component Underlying on each Valuation Date, the performance of such Component Underlying from its Initial Underlying Level to its Final Underlying Level on such Valuation Date, calculated as follows: (Final Underlying Level / Initial Underlying Level).

Initial Underlying Level:* For each Component Underlying, the closing level of such Component Underlying on the Pricing Date.

Final Underlying Level: For each Component Underlying on each Valuation Date, the closing level of such Component Underlying on such Valuation Date.

Currency Return: For each Component Currency on each Valuation Date, the performance of such Component Currency from its Initial Spot Rate to its Final Spot Rate on such Valuation Date, calculated as follows: (Final Spot Rate / Initial Spot Rate).

Spot Rate:[†] For each Component Currency on any day, the official MID WM Reuters fixing at 4:00 pm London Time (Bloomberg page WMCO) on such day, as determined by the calculation agent, expressed as the number of U.S. dollars per one unit of such Component Currency.

Initial Spot Rate:* For each Component Currency, the Spot Rate on the Pricing Date.

Final Spot Rate: For each Component Currency on each Valuation Date, the Spot Rate of such Component Currency on such Valuation Date.

Valuation Dates:[††] July 29, 2013, July 30, 2013, July 31, 2013, August 1, 2013 and August 2, 2013

Maturity Date:[††] August 7, 2013

Fees: J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. Certain fiduciary accounts will pay a purchase price of $990 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $10 per $1,000 principal amount.

Return Profile

- Provides opportunity for a return at maturity of two times the appreciation, if any, of a weighted basket of three buffered return enhanced components and their respective currencies relative to the U.S. dollar, each of which is subject to the Maximum Return. Any payment on the notes is subject to our ability to pay our obligations as they become due.
- Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the Basket declines by more than 10%. **You could lose your entire investment.**

Product Risks

- Investment may result in a loss of up to 100%. Investment may result in a loss of up to 100% of your investment. If the Average Composite Return minus one for any Basket Component is less than -10% for every 1% that such amount is less than -10%, the Component return for such Basket Component will be reduced by 1.1111%.

(continued on next page)

Hypothetical Payment at Maturity***


Buffer Return Enhanced Notes
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$1,205
20.50%
-100.0%
-80.0%
-60.0%
-40.0%
-20.0%
0.0%
20.0%
Payment at Maturity
Basket Return

Hypothetical Payment At Maturity***

Basket Return	Payment at Maturity
N/A	N/A
20.50%	$1,205.00
20.00%	$1,200.00
10.00%	$1,100.00
5.00%	$1,050.00
0.00%	$1,000.00
-5.00%	$950.00
-10.0%	$900.00
-20.0%	$800.00
-30.0%	$700.00
-40.0%	$600.00
-50.0%	$500.00
-60.0%	$400.00
-70.0%	$300.00
-80.0%	$200.00
-90.0%	$100.00
-100.0%	$0

*** The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Basket assuming the Maximum Return is 20.50% for each Basket Component. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be linked to the performance of the Basket Components as reflected by the Basket Return. The Basket Return is formulaic and reflects the Component Return and Component Weighting of each Basket Component as determined by terms as set forth above. Please see the terms above and the applicable pricing supplement for a description of how the Basket Return is calculated. Any payment on the notes is subject to our ability to pay our obligations as they come due. The numbers above have been rounded for ease of analysis.

J.P. Morgan
Placement Agent

* In the event that the Initial Underlying Level for any Component Underlying or the Initial Spot Rate for any Component Currency is not available on the Pricing Date, the Initial Underlying Level or Initial Spot Rate, as applicable, for such Component Underlying or Component Currency will be determined on the immediately following trading day on which a closing level or spot rate, as applicable, is available for such Component Underlying or Component Currency.

† If the Spot Rate for any Component Currency on any day is not published on the applicable Reuters or Bloomberg page, then the Spot Rate for such Component Currency on such day will be determined in good faith and in a commercially reasonable manner, taking into account the latest available quotation for such spot rate and any other information deemed relevant, as of such day.

†† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•	The notes do not pay interest.

•
Although the return on the notes will be based on the performance of the Basket, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

•
The notes provide the opportunity to enhance returns by multiplying the Average Composite Return minus one for each Basket Component by two, up to the Maximum Return (expected to be not less than 20.50%) for each Basket Component.  The Component Return for each Basket Component will not exceed the Maximum Return, regardless of the appreciation, which may be significant, in the Component Underlying or the Component Currency comprising such Basket Component. The maximum payment on the notes is expected to be $1,205.00 per $1,000 principal amount of notes.

•
Price movements in the Component Underlyings and movements in the exchange rates of the Component Currencies may not correlate with each other. Increases in the value of one or more of the Component Underlyings and/or one or more of the Component Currencies relative to the U.S. dollar may be moderated, or more than offset, by lesser increases or declines in the value of the other Component Underlyings and/or the value of the other Component Currencies against the U.S. dollar.

•
The Component Return for each Basket Component will not exceed a predetermined percentage, regardless of the appreciation, which may be significant, in the Component Underlying or the Component Currency comprising such Basket Component. We refer to this percentage for each Basket Component as the Maximum Return for such Basket Component, which will be set on the Pricing Date and will not be less than 20.50%, 20.50% and 20.50% for the SX5E/euro Basket Component, the UKX/pound Basket Component and the TPX/yen Basket Component, respectively. Assuming the Maximum Return for each Basket Component is equal to the applicable percentage set forth in the immediately preceding sentence, your payment at maturity will not exceed $1,205.00 for each $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•
Investments in securities linked to foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention and cross-shareholdings in companies in certain countries. In addition, foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Basket Components.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
In addition to the levels of the Component Underlyings and the exchange rates of the Component Currencies with respect to the U.S. dollar on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Component

Underlyings; the time to maturity of the notes; the dividend rates on the stocks comprising the Component Underlyings; interest and yield rates in the market generally; investors' expectations with respect to the rate of inflation; the exchange rate and volatility of the exchanges rates between the U.S. dollar, the euro, the British pound sterling and the Japanese yen; geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks comprising the Component Underlyings or markets generally and which may affect the levels of the Component Underlyings and the Component Currencies; and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the securities.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

 This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated July 17, 2012, Underlying Supplement dated March 23, 2012, Product Supplement No. JPM-III dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312003615/dp31689_424b2-j275.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.